Kadem Sustainable Impact Corporation
152 West 57th St., 52nd Floor

New York, NY 10019
(212) 218-4092

March 12, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Re:	Thomas Jones Kadem Sustainable Impact Corporation Form S-1 Registration Statement File No. 333-253595

Dear Mr. Jones:

Kadem Sustainable Impact Corporation (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-253595), be accelerated under Rule 461 under the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 pm (Eastern time) on Tuesday, March 16, 2021, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 and that such effectiveness also be confirmed in writing.

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Sincerely,

Kadem Sustainable Impact Corporation

By:/s/ Charles Gassenheimer

Name: Charles Gassenheimer

Title:	Chief Executive Officer and Secretary

cc:	Davis Polk & Wardwell LLP Derek J. Dostal Deanna L. Kirkpatrick Vinson & Elkins L.L.P. E. Ramey Layne Brenda Lenahan

[Signature Page to Company Acceleration Request]